                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                 Footstar, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   344912-10-0
            --------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 24, 2000
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


----------------------
CUSIP No.  344912-10-0
----------------------


--------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
                 ESL Partners, L.P., a Delaware limited partnership
                 22-2875193
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]
      2

--------------------------------------------------------------------------------
             SEC USE ONLY
      3

--------------------------------------------------------------------------------
             SOURCE OF FUNDS
      4
                 WC
--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]
      5
                 N/A
--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                 Delaware
--------------------------------------------------------------------------------
                                   SOLE VOTING POWER
                            7
             NUMBER OF                 3,222,075
              SHARES      ------------------------------------------------------
           BENEFICIALLY            SHARED VOTING POWER
             OWNED BY       8
               EACH                    0
            REPORTING     ------------------------------------------------------
              PERSON               SOLE DISPOSITIVE POWER
               WITH         9
                                       3,222,075
                          ------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                           10
                                       0
--------------------------------------------------------------------------------
                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON
               11
                               4,387,300
--------------------------------------------------------------------------------
                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES                           [ ]
               12
                               N/A
--------------------------------------------------------------------------------
                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               13
                               22.49%(1)
--------------------------------------------------------------------------------
               14          TYPE OF REPORTING PERSON

                               PN
--------------------------------------------------------------------------------

(1) Based on 19,506,813 shares of Common Stock issued and outstanding as of July 1, 2000, as disclosed in the Issuer's 10-Q for the quarter ended July 1, 2000 filed with the Securities and Exchange Commission.

----------------------
CUSIP No.  344912-10-0
----------------------


--------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
                 ESL Limited, a Bermuda corporation
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]
      2

--------------------------------------------------------------------------------
             SEC USE ONLY
      3

--------------------------------------------------------------------------------
             SOURCE OF FUNDS
      4
                 WC
--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]
      5
                 N/A
--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                 Bermuda
--------------------------------------------------------------------------------
                                   SOLE VOTING POWER
                            7
             NUMBER OF                 438,414
              SHARES      ------------------------------------------------------
           BENEFICIALLY            SHARED VOTING POWER
             OWNED BY       8
               EACH                    0
            REPORTING     ------------------------------------------------------
              PERSON               SOLE DISPOSITIVE POWER
               WITH         9
                                       438,414
                          ------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                           10
                                       0
--------------------------------------------------------------------------------
                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON
               11
                               4,387,300
--------------------------------------------------------------------------------
                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES                           [ ]
               12
                               N/A
--------------------------------------------------------------------------------
                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               13
                               22.49%(1)
--------------------------------------------------------------------------------
               14          TYPE OF REPORTING PERSON

                               CO
--------------------------------------------------------------------------------

(1) Based on 19,506,813 shares of Common Stock issued and outstanding as of July 1, 2000, as disclosed in the Issuer's 10-Q for the quarter ended July 1, 2000 filed with the Securities and Exchange Commission.

----------------------
CUSIP No.  344912-10-0
----------------------


--------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
                ESL Institutional Partners, L.P., a Delaware limited partnership 06-1456821
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]
      2

--------------------------------------------------------------------------------
             SEC USE ONLY
      3

--------------------------------------------------------------------------------
             SOURCE OF FUNDS
      4
                WC
--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]
      5
                N/A
--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                Delaware
--------------------------------------------------------------------------------
                                   SOLE VOTING POWER
                            7
             NUMBER OF                 109,501
              SHARES      ------------------------------------------------------
           BENEFICIALLY            SHARED VOTING POWER
             OWNED BY       8
               EACH                    0
            REPORTING     ------------------------------------------------------
              PERSON               SOLE DISPOSITIVE POWER
               WITH         9
                                       109,501
                          ------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                           10
                                       0
--------------------------------------------------------------------------------
                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON
               11
                               4,387,300
--------------------------------------------------------------------------------
                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES                           [ ]
               12
                               N/A
--------------------------------------------------------------------------------
                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               13
                               22.49%(1)
--------------------------------------------------------------------------------
               14          TYPE OF REPORTING PERSON

                               PN
--------------------------------------------------------------------------------

(1) Based on 19,506,813 shares of Common Stock issued and outstanding as of July 1, 2000, as disclosed in the Issuer's 10-Q for the quarter ended July 1, 2000 filed with the Securities and Exchange Commission.

----------------------
CUSIP No.  344912-10-0
----------------------


--------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
                 ESL Investors, L.L.C., a Delaware limited liability company 13-4095958
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]
      2

--------------------------------------------------------------------------------
             SEC USE ONLY
      3

--------------------------------------------------------------------------------
             SOURCE OF FUNDS
      4
                 WC
--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]
      5
                 N/A
--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                 Delaware
--------------------------------------------------------------------------------
                                   SOLE VOTING POWER
                            7
             NUMBER OF                 617,310
              SHARES      ------------------------------------------------------
           BENEFICIALLY            SHARED VOTING POWER
             OWNED BY       8
               EACH                    0
            REPORTING     ------------------------------------------------------
              PERSON               SOLE DISPOSITIVE POWER
               WITH         9
                                       617,310
                          ------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                           10
                                       0
--------------------------------------------------------------------------------
                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON
               11
                               4,387,300
--------------------------------------------------------------------------------
                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES                           [ ]
               12
                               N/A
--------------------------------------------------------------------------------
                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               13
                               22.49%(1)
--------------------------------------------------------------------------------
               14          TYPE OF REPORTING PERSON

                               PN
--------------------------------------------------------------------------------

(1) Based on 19,506,813 shares of Common Stock issued and outstanding as of July 1, 2000, as disclosed in the Issuer's 10-Q for the quarter ended July 1, 2000 filed with the Securities and Exchange Commission.

Item 1. Security and Issuer.

    This Statement on Schedule 13D (this "Statement") relates to the shares of Common Stock, par value $.01 per share (the "Shares"), of Footstar, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 933 Macarthur Blvd., Mahwah, New Jersey 07430.

Item 2. Identity and Background.

     (a) The names of the persons filing this Statement are ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P. and ESL Investors, L.L.C.

     (b) The principal business addresses of ESL Partners, L.P., ESL Institutional Partners, L.P. and ESL Investors, L.L.C. is One Lafayette Place, Greenwich, CT 06830. The principal business address of ESL Limited is Hemisphere House, 9 Church Street, Hamilton, Bermuda.

     (c) This Statement is filed on behalf of a group consisting of ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional") and ESL Investors, L.L.C., a Delaware limited liability company ("Investors"). The general partner of ESL is RBS Partners, L.P. (the "General Partner"). The general partner of the General Partner of ESL is ESL Investments, Inc., a Delaware corporation ("Investments"). ESL Investment Management, LLC, a Delaware limited liability company ("ESLIM"), is the investment manager of Limited. RBS Investment Management, LLC, a Delaware limited liability company ("RBSIM") is the general partner of Institutional. The General Partner is the manager of Investors. In the aforementioned capacities, ESL, Limited, Institutional and Investors each may be deemed to be the beneficial owner of the Shares beneficially owned by the other members of the group.

     The principal business of ESL, Limited, Institutional and Investors is purchasing, holding and selling securities for investment purposes. The principal business of the General Partner is serving as the general partner of ESL. The principal business of Investments is serving as the general partner of the General Partner. The principal business of ESLIM is serving as the investment manager for Limited. The principal business of RBSIM is serving as the investment manager of Institutional.

     (d) and (e) During the past five years, none of the foregoing entities has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

     (f) ESL, Institutional and Investors are citizens of Delaware, and Limited is a citizen of Bermuda.

Item 3. Source and Amount of Funds or Other Consideration.

     The total amount of funds required by ESL for the purchase of 3,222,075 Shares was approximately $77,956,000 and was obtained from working capital. The total amount of funds required by Limited for the purchase of 438,414 Shares was approximately $10,694,000 and was obtained from working capital. The total amount of funds required by Institutional for the purchase of 109,501 Shares was approximately $2,632,000 and was obtained from working capital. The total amount of funds used for the purchase of 617,310 Shares owned by Investors was approximately $18,828,000 and was obtained from working capital.

Item 4. Purpose of Transaction.

         ESL, Limited, Institutional and Investors (the "Filing Persons") acquired their Shares in the ordinary course of business solely for investment purposes and not for the purposes of participating in the management of the Issuer. The Filing Persons currently have no plans or proposals with respect to the matters set forth in paragraphs (a) through (g) of Item 4 of Schedule 13D, except as may be set forth herein.

         From time to time, the Filing Persons have held discussions with certain members of management regarding the advisability of certain alternatives to increase the value of the Issuer's Shares, including repurchases by the Issuer of its outstanding Shares.

         Because management has not been willing to take certain actions to increase the value of the Issuer's Shares, the Filing Persons believe that they should consider alternative plans or proposals relating to their relationship with the Issuer as a means of influencing actions which could increase the value of the Issuer's Shares. In this context, the Filing Persons note that the Issuer did not repurchase any Shares in the quarter ended September 30, 2000.

         The Filing Persons intend to continue to hold further discussions with certain members of management and other stockholders of the Issuer and may take further action to implement various strategies to increase the value of the Issuer's Shares. In order to effectuate these strategies, over time the Filing Persons may seek changes in the composition of the current Board of Directors, including the inclusion of one or more representatives of the Filing Persons and one or more additional independent directors. The Filing Persons may also request that the Board of Directors redeem the Issuer's Rights Agreement, dated as of March 8, 1999 (the "Rights Agreement"). The Filing Persons intend to discuss these and other issues, including possible business combinations, with certain other holders of the Shares, financial institutions, potential investors, and others, including the Issuer.

         The Filing Persons reserve the right to acquire additional Shares, subject to the terms of the Rights Agreement and applicable law, to dispose of such Shares at any time or to formulate other purposes, plans or proposals regarding the Issuer or the Shares, to the extent they deem advisable in light of their general investment policies, then current market conditions or other factors.

Item 5. Interest in Securities of the Issuer.

         (a) Pursuant to that certain Joint Filing Agreement, entered into by and among ESL, Limited, Institutional and Investors, dated as of October 24, 2000 (attached hereto as Exhibit 1 and incorporated herein by reference), each of ESL, Limited, Institutional and Investors may be deemed to beneficially own 4,387,300 Shares (which is approximately 22.49% of the Shares outstanding on July 1, 2000, as disclosed in the Issuer's 10-Q for the quarter ended July 1, 2000 filed with the Securities and Exchange Commission).

         (b)

                                          Sole           Shared       Sole           Shared
                                          Voting         Voting       Dispositive    Dispositive
                                          Power          Power        Power          Power
                                        ----------     ----------     -----------    -----------
ESL Partners, L.P.                       3,222,075              0      3,222,075              0
ESL Limited                                438,414              0        438,414              0
ESL Institutional Partners, L.P.           109,501              0        109,501              0
ESL Investors, L.L.C.                      617,310              0        617,310              0

         (c) In the past sixty days, there were no transactions in the Shares by ESL, Limited, Institutional or Investors.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as set forth in Item 5 hereof, there are no contracts, arrangements, understandings or relationships between ESL, Limited, Institutional and Investors or any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

         Exhibit 1. Joint Filing Agreement, dated as of October 24, 2000, entered into by and among ESL, Limited, Institutional and Investors.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 24, 2000


                                   ESL PARTNERS, L.P.

                                   By:   RBS Partners, L.P., its general partner
                                   By:   ESL Investments, Inc., its general
                                         partner

                                         By:  /s/ EDWARD S. LAMPERT
                                            -----------------------------------
                                              Edward S. Lampert
                                              Chairman

                                   ESL LIMITED

                                   By:   ESL Investment Management, LLC,
                                         its investment manager

                                         By:  /s/ EDWARD S. LAMPERT
                                            -----------------------------------
                                              Edward S. Lampert
                                              Managing Member

                                   ESL INSTITUTIONAL PARTNERS, L.P.

                                   By:   RBS Investment Management, LLC,
                                         its general partner

                                         By:  /s/ EDWARD S. LAMPERT
                                            -----------------------------------
                                              Edward S. Lampert
                                              Managing Member

                                   ESL INVESTORS, L.L.C.

                                   By:   RBS Partners, L.P., its manager
                                   By:   ESL Investments, Inc., its general
                                         partner

                                         By:  /s/ EDWARD S. LAMPERT
                                            -----------------------------------
                                              Edward S. Lampert
                                              Chairman

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

  1 Joint Filing Agreement, dated as of October 24, 2000, entered into by and among ESL Partners, L.P., ESL
                         Limited, ESL Institutional Partners, L.P. and ESL
                         Investors, L.L.C.